EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT

Re: Mercedes-Benz Financial Services USA LLC in its capacity as Servicer (the "Servicer") under the Sale and Servicing Agreement, dated as of June 1, 2011, among Mercedes-Benz Auto Receivables Trust 2011-1, as Issuer, Daimler Retail Receivables LLC, as Depositor, and Mercedes-Benz Financial Services USA LLC, as Seller and Servicer (the "Servicing Agreement"), for the period from January 1, 2013, to December 31, 2013 (the "Reporting Period")

I, Brian T. Stevens, certify that:

(a)   A review of the Servicer's activities during the Reporting Period and of its performance under the Servicing Agreement has been made under my supervision.

(b)   To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

Dated: March 18, 2014

　　　　　　　　　　　　　　　　　　　　　　 /s/ Brian T. Stevens
　　　　　　　　　　　　　　　　　　　　　　 Name: Brian T. Stevens
　　　　　　　　　　　　　　　　　　　　　　 Title: Vice President and Controller